Exhibit 99.1

China Yuchai International Announces Unaudited

Second Quarter 2018 Financial Results

SINGAPORE, Singapore — August 10, 2018 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on-road and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second quarter and first six months ended June 30, 2018. The financial information presented herein for the second quarters of 2018 and 2017 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

The comparative figures for the second quarter and first six months ended June 30, 2017 were restated due to the adoption of IFRS 15 from January 1, 2018, on Revenue from Contracts with Customers by a full retrospective application. The financial impact on the adoption of IFRS 15 is described and attached at the end of the press release.

Financial Highlights for the Second Quarter of 2018

•	Net revenue was RMB 4.2 billion (US$ 635.5 million) compared with RMB 4.1 billion in the second quarter of 2017;

•	Gross profit was RMB 769.0 million (US$ 116.2 million), an 18.3% gross margin compared with RMB 724.0 million and a gross margin of 17.8% in the second quarter of 2017;

•	Operating profit increased by 12.2% to RMB 274.5 million (US$ 41.5 million) and the operating margin rose to 6.5% compared with 6.0% in the same quarter last year;

•	Net earnings attributable to China Yuchai’s shareholders decreased by 1.3% to RMB 132.1 million (US$ 20.0 million) compared with RMB 133.9 million in the second quarter of 2017;

•	Basic and diluted earnings per share were RMB 3.23 (US$ 0.49) compared with RMB 3.29 for the same quarter last year;

•	Total number of engines sold increased by 11.1% to 100,675 units compared with 90,638 units in the second quarter of 2017.

Net revenue for the second quarter of 2018 increased by 3.2% to RMB 4.2 billion (US$ 635.5 million) compared to RMB 4.1 billion in the second quarter of 2017.

The total number of engines sold by GYMCL during the second quarter of 2018 was 100,675 units compared with 90,638 units in the same quarter last year, an increase of 11.1%. The increase was mainly due to increased engine sales to the truck and off-road segments, particularly the agriculture application and was partially offset by the decrease in the bus segment. In addition, Company’s sales in the power-generation and the industrial equipment applications increased as compared with the same quarter last year.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”) (excluding sales of gasoline powered and electric vehicles), in the second quarter of 2018, sales of buses decreased by 3.1% while truck sales increased by 12.1%. According to CAAM, in the second quarter of 2018, sales of commercial vehicles (excluding sales of gasoline powered and electric vehicles) increased by 10.3% compared to the same quarter last year.

Gross profit increased by 6.2% to RMB 769.0 million (US$ 116.2 million) compared with RMB 724.0 million in the second quarter of 2017. Gross margin was 18.3% compared with 17.8% in the same quarter last year. The increase was mainly attributable to changes in the product mix.

Other operating income was RMB 33.7 million (US$ 5.1 million), compared with RMB 48.6 million in the second quarter of 2017. The decrease was mainly due to foreign exchange revaluation losses in the second quarter of 2018 compared to a gain in the same quarter last year, and partly offset by higher bank interest income in the second quarter of 2018.

Research and development (“R&D”) expenses increased by 38.4% to RMB 156.5 million (US$ 23.6 million) compared with RMB 113.0 million in the second quarter of 2017. The increase was primarily due to higher staff wages, consultancy fees and testing-related expenses for new engines. In the second quarter of 2018, the Company incurred higher R&D expenses to further develop engine products compliant with China’s National VI emission standards for the truck and bus segments, and Tier 4 off-road product offerings. The Company also continued with its initiatives to improve engine performance and quality especially in the area of emission controls. As a percentage of revenue, R&D expenses increased to 3.7% compared with 2.8% in the second quarter of 2017.

Selling, general and administrative (“SG&A”) expenses decreased by 10.4% to RMB 371.8 million (US$ 56.2 million) from RMB 414.8 million in the second quarter of 2017. The decrease primarily resulted from lower warranty and freight charges, reversal of allowance for doubtful trade receivables and indirect taxes in the second quarter of 2018. SG&A expenses represented 8.8% of revenue compared with 10.2% in the same quarter last year.

Operating profit increased by 12.2% to RMB 274.5 million (US$ 41.5 million) from RMB 244.7 million in the second quarter of 2017. The operating margin was 6.5% compared with 6.0% in the second quarter of 2017.

Finance costs increased to RMB 29.6 million (US$ 4.5 million) from RMB 16.5 million in the second quarter of 2017. Higher finance costs mainly resulted from higher borrowings and bills discounting compared with the second quarter of 2017.

Net profit attributable to China Yuchai’s shareholders was RMB 132.1 million (US$ 20.0 million), compared with RMB 133.9 million in the same quarter last year.

Basic and diluted earnings per share were RMB 3.23 (US$ 0.49), compared with RMB 3.29 in the same quarter last year.

Basic earnings per share in the second quarter of 2018 was based on a weighted average of 40,858,290 shares, and diluted earnings per share was based on a weighted average of 40,872,405 shares compared with 40,712,100 shares in the same quarter last year.

Financial Highlights for the first Six Months ended June 30, 2018

•	Net revenue was RMB 8.5 billion (US$ 1.3 billion) compared with RMB 8.6 billion in the same period last year;

•	Gross profit was RMB 1.6 billion (US$ 245.2 million), a 19.0% gross margin, compared with RMB 1.6 billion and a gross margin of 18.3% in the first six months of 2017;

•	Operating profit was RMB 698.7 million (US$ 105.6 million) compared with RMB 674.9 million in the same period last year;

•	Basic and diluted earnings per share were RMB 9.18 (US$ 1.39) and RMB 9.17 (US$ 1.39) respectively compared with RMB 9.39 in the same period last year;

•	Total number of engines sold was 210,788 units compared with 210,648 units in the same period last year.

Net revenue was RMB 8.5 billion (US$ 1.3 billion) compared with RMB 8.6 billion in the same period last year.

The total number of engines sold by GYMCL in the first half of 2018 was 210,788 units compared with 210,648 units in the same period last year. The increase was mainly due to increased engine sales in the truck and off-road segments, particularly industrial engines, and partly offset by the decrease in the bus segment and agriculture application.

Gross profit was RMB 1.6 billion (US$ 245.2 million), same as in the same period last year. Gross margin increased to 19.0% as compared with 18.3% a year ago. These increases were mainly attributable to changes in the product mix.

Other operating income was RMB 84.2 million (US$ 12.7 million) compared with RMB 88.2 million in the same period last year.

R&D expenses were RMB 276.4 million (US$ 41.8 million) compared with RMB 237.6 million in the same period in 2017. The Company continued with its initiatives to develop new engines compliant with China’s next emission standards, National VI and Tier 4, as well as to improve engine performance and quality for the current portfolio of engines. As a percentage of revenue, R&D spending was 3.2% in the first six months of 2018 compared with 2.8% in the same period last year.

SG&A expenses decreased to RMB 731.7 million (US$ 110.6 million) from RMB 755.7 million in the same period last year. The decrease was mainly due to lower warranty expenses and freight charges, and a reversal of allowance for doubtful trade receivables compared with the same period last year. SG&A expenses represented 8.6% of the net revenue for the 2018 period and 8.8% in the same period last year.

Operating profit increased to RMB 698.7 million (US$ 105.6 million) from RMB 674.9 million in the same period in 2017. The increase was mainly due to higher gross profit and lower SG&A expenses, partly offset by higher R&D expenses. The operating margin was 8.2% compared with 7.8% in the same period last year.

Finance costs increased to RMB 52.1 million (US$ 7.9 million) from RMB 43.3 million in the same period last year, an increase of approximately RMB 8.8 million. Higher finance costs mainly resulted from an increase in borrowings.

Net profit attributable to China Yuchai’s shareholders was RMB 375.0 million (US$ 56.7 million) compared with RMB 382.4 million in the same period last year.

Basic and diluted earnings per share were RMB 9.18 (US$ 1.39) and RMB 9.17 (US$ 1.39) respectively, compared with basic and diluted earnings per share of RMB 9.39 in the same period last year.

Basic earnings per share in the six months of 2018 was based on a weighted average of 40,858,290 shares, and diluted earnings per share was based on a weighted average of 40,888,876 shares, compared with 40,712,100 shares in the same period last year.

Balance Sheet Highlights as at June 30, 2018

•	Cash and bank balances were RMB 6.5 billion (US$ 982.4 million) compared with RMB 6.0 billion at the end of 2017;

•	Trade and bills receivables were RMB 8.3 billion (US$ 1.3 billion) compared with RMB 7.0 billion at the end of 2017;

•	Inventories were RMB 2.0 billion (US$ 305.1 million) compared with RMB 2.6 billion at the end of 2017;

•	Trade and bills payables were RMB 5.3 billion (US$ 806.2 million) compared with RMB 5.2 billion at the end of 2017;

•	Short-term and long-term bank borrowings were RMB 1.8 billion (US$ 275.0 million) compared with RMB 1.6 billion at the end of 2017.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “In the second quarter of 2018, our engine sales continued to grow buoyed by faster growth in the off-road markets. We are well positioned in the off-road segment in China. While we continue to build our financial strength, we have recently paid a Dividend of US$0.73 per ordinary share and a Special Dividend of US$1.48 per ordinary share for the year ended December 31, 2017.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.6166 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2018. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2018 or at any other date.

Unaudited Second Quarter 2018 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 10, 2018. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Dr. Thomas Phung respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 7155238 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-646-726-6511

Email: cyd@bluefocus.com

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